Mail Stop 4561

January 31, 2006

Mr. Stephen Maroney
President, Chief Executive Officer and Treasurer
Gyrodyne Company of America, Inc.
102 Flowerfield
St. James, N.Y. 11780

Re: Gyrodyne Company of America, Inc.
        Form 10-KSB for the fiscal year ended April 30, 2005
        Form 10-QSB for the quarterly period ended October 31, 2005
        File No. 0-01684

Dear Mr. Maroney:

     We have reviewed your first response letter dated January 26, 2006 and have the following additional comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-QSB for the quarter ended October 31, 2005

Consolidated Statements of Operations, page 4

1. We note your response to prior comment 1. We are unable to agree with your conclusion that since you held a mortgage on the property you had a substantial continuing involvement with the property. Please tell us how you arrived at this conclusion based upon the guidance of SFAS 66. In addition, considering that the mortgage was secured by the related real estate along with a third party guarantee, please tell us, in sufficient detail, why you believe that you retained substantial risks and rewards of ownership.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3428 if you have questions regarding comments on the financial statements and related matters.

        Sincerely,

        Rachel Zablow
        Staff Accountant